U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25



                    NOTIFICATION OF LATE FILING            SEC FILE NUMBER

                                                             0-21192

                                                           CUSIP NUMBER
                                                           134624 10 5


          [X] Form 10-K and Form 10-KSB   [ ] Form 11-K  [ ] Form 10-Q and
          Form 10-QSB
          [ ] Form N-SAR

          For Period Ended:  August 31, 1997
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR




               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


          Part I - Registrant Information


          Full Name of Registrant:

                    Campo Electronics, Appliances and Computers, Inc.

          Address of Principal Executive Office (Street and Number):

                    109  Northpark   Boulevard,   Suite   500,   Covington,
                    Louisiana  70433

               City, State and Zip Code




          Part II - Rules 12b-25(b) and (c)


          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





          Part III - Narrative


          State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          As of the date hereof, the Registrant is not in compliance with certain covenants, contained in its long-term, floor-plan and debtor-in-possession credit agreements, which could give the Registrant's lenders the right to accelerate the Registrant's indebtedness, although to date no such acceleration has occurred. The Registrant is currently in discussions with its lenders regarding various options to resolve this status. The Registrant had hoped that it would come to an agreement with its lenders in time to allow the Form 10-K to be filed timely. However, it now appears that negotiations with respect to an appropriate resolution will not be completed for a couple of weeks. Because the terms of any such resolution, the form it may take and its effect on the Registrant's business cannot yet be determined, the Registrant is unable to complete its Form 10-K report. Among the portions of the Form 10-K that the Registrant is unable to file at this time is its audited financial statements because of the uncertain status of its negotiations. Upon satisfactory completion of an agreement with the lenders with respect to the Registrant's indebtedness and in any event, within the period prescribed by Rule 12b-25(b), the Registrant will amend its 1997 Form 10-K to file the completed report.







          Part IV - Other Information


               (1) Name and telephone number of person to contact in regard to this notification:

          Michael G. Ware, Chief Financial Officer   504         867-5218
                    (Name)                       (Area Code)(Telephone Number)

               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes   [ ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes   [ ] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Registrant filed a voluntary petition under Chapter 11 of the Bankruptcy Code on June 4, 1997. The Registrant expects to report a loss of $34.2 million for fiscal 1997 as compared to a loss of $1.4 million for fiscal 1996, after restructuring charges and certain unusual or non-recurring items. Net loss for fiscal 1997 before such charges and items was $10.6 million compared to a net loss of $632,000 for fiscal 1996.




                  CAMPO ELECTRONICS, APPLIANCES AND COMPUTERS, INC.
                     (Name of Registrant as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date: December 1, 1997              By:  /s/ MICHAEL  G. WARE
                                                       Michael G. Ware
                                                    Chief Financial Officer